Exhibit 12
                       E'TOWN CORPORATION AND SUBSIDIARIES
                Computation of Ratio of Earnings to Fixed Charges
                           (In Thousands Except Ratios)


                                                     Three Months Ended
                                                           March 31,
                                                      1999            1998
EARNINGS:

Net income                                            $ 6,300     $    4,163
Federal income taxes                                    3,456          2,307
Interest charges                                        4,482          4,216
                                                  ---------------------------
 Earnings available to cover fixed charges             14,238         10,686
                                                  ---------------------------

FIXED CHARGES:
Interest on long-term debt                              4,134          3,985
Other interest                                            291            214
Amortization of debt discount - net                       110            108
                                                  ---------------------------
Total fixed charges                                   $ 4,535     $    4,307
                                                  ---------------------------

Ratio of Earnings to Fixed Charges                       3.14           2.48
                                                  ===========================





Earnings to Fixed Charges represents the sum of Net Income, Federal income taxes and Interest Charges (which is reduced by Capitalized interest), divided by Fixed Charges.
Fixed Charges consist of interest on long and short-term debt (which is not reduced by Capitalized Interest), and Amortization of debt discount.